Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

25th January, 2007

Dear Mr Rosenberg

Re:	Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 23, 2006
File No. 001-11960

Exhibit 15.1 – Annual Report and Form 20-F Information 2005
Financial Review, page 45
Critical Accounting Policies and Estimates, page 51
Sales of intangible assets (such as intellectual property, brands and product ....), page 51

1.	Please refer to your response to prior comment two. Please provide us disclosure that you would propose to include in your future filings to clarify when you defer revenue as the use of the word “may” in your disclosure “… the recognition of revenue may be deferred over the period of our ongoing commitment” is not clear and could imply to a reader that in some circumstances revenue may not be deferred.

As noted in our reply of 19 October 2006, where the contract price of supply under a manufacturing arrangement equals or exceeds the fair value of such agreements we do not defer any of the upfront amount. Where this is not the case we do defer some of the upfront amount. The use of the word “may” was intended to encapsulate this distinction. However, we propose to expand our critical accounting policies and estimates disclosures in the Financial Review as follows:

“> Sales of intangible assets (such as intellectual property, brands and product lines): A consequence of charging all internal R&D expenditure to the income statement in the year that it is incurred (which is normal practice in the pharmaceutical industry) is that we own valuable intangible assets which are not recorded on the balance sheet. We also own acquired intangible assets which are included on the balance sheet. As a consequence of regular reviews of product strategy, from time to time we sell such assets and generate income. Sales of product lines are often accompanied by an agreement on our part to continue manufacturing the relevant product for a reasonable period (often about two years) whilst the purchaser constructs its own manufacturing facilities. The contracts typically involve the receipt of an upfront payment, which the contract attributes to the sale of the intangible assets, and ongoing receipts, which the contract attributes to the sale of the product we manufacture. In cases where the transaction has two or more components, we account for the delivered item (for example, the transfer of title to the intangible asset) as a separate unit of accounting and record revenue on delivery of that component provided that we can make a reasonable estimate of the fair value of the undelivered component. Where the fair market value of the undelivered component (for example a manufacturing agreement) exceeds the contracted price for that component we defer an appropriate element of the upfront consideration and amortise this over the performance period. However, where the contracted price for the undelivered component is equal to or greater than the fair market value of that component we treat the whole of the upfront amount as being attributable to the delivered intangible assets and recognise the revenue upon delivery.”

Financial Statements, page 81
Notes to the Financial Statements, page 90
8 Intangible Assets, page 97
Amortisation and impairment charges, page 97

2.	Please refer to your response to prior comment eight. Please confirm that in future filings you will disclose that the ten-year period reflects assumptions about launch, the introduction of generics, competition and pricing and is covered by internal budgets and forecasts. Otherwise, please advise us why these disclosures are not necessary.

We will expand our disclosures in future filings to confirm that the ten-year period reflects all those assumptions.

25 Commitments and Contingent Liabilities, page 116
Arrangements with Merck, page 116
Accounting treatments, page 118

Please note the following general remarks before we address each of your points in turn.

The Termination Arrangements as described in Note 25 represent the acquisition in stages of Merck’s interests in certain of our products (including their entitlement to contingent payments, their ability to impose restrictions upon us in relation to these products and their interest in the US limited partnership). In 2008 Merck’s interests in certain of these agreement products will terminate in accordance with the terms of the arrangements. With respect to the other agreement products, should Merck exercise the First Option in 2008 (or we exercise it in 2010 at the same value), Merck’s interests in other agreement products will end, such that their only remaining interests will be in Nexium and Prilosec, which we may buy out two years after the exercise of the First Option (as discussed in note 25). As a result, the benefits that will accrue to us from Merck relinquishing their interests (such as relief from contingent payments, manufacturing savings and other cost efficiencies together with relief from the restrictions of the limited partnership arrangements) come under our control only from, and we make payments only at, the points defined in the agreements – the past events are therefore the crystallisation of the obligations at these points.

This means that, as we noted in our previous reply, the Termination Arrangements are executory contracts (as defined by paragraph 3 of IAS 37), as neither we nor Merck will have performed any of our obligations under the Termination Arrangements until each payment is made. As executory contracts they are outside of the scope of IAS 37 unless they become onerous and the resulting intangible assets and corresponding liabilities will only be recognised at the point of acquisition of these rights as in the case of other commitments to acquire fixed assets. As discussed on page 118 we monitor the projected payments to Merck on an ongoing basis and if such monitoring should ever lead to the conclusion that the payments exceed the benefits expected to be realised, we will recognise a provision for an onerous contract.

We do not believe the presence of a minimum amount, or our ability to make a reasonable estimate of the total payments to be made, is relevant. Neither the contracted minimum nor the best estimate of the amount to be paid should be reflected in our 2005 balance sheet as, until we actually obtain control of the rights currently held by Merck, the obligation represents a commitment (or contingent payment in the case of the options) but not a liability. We might also note that, although the calculations of the True-Up includes minimum amounts, should the Appraised Value be sufficiently large there would be a payment from Merck to us.

3.	We have the following comments about your response to prior comment 10:

•

On page 117, you disclose that, should Merck exercise the First Option in 2008, the Company will make payments to Merck in respect of the Partial Retirement, the First Option and the True-Up totalling a minimum of $4.7 billion. You also disclose that, if the Company exercises the First Option in 2010, the combined effect of the amounts paid to Merck in 2008 and 2010 will total the same amount. Even if neither the Company nor Merck exercises the First Option, it appears that there would still be a minimum amount that the Company would pay to Merck, as you disclose that the Partial Retirement amount is calculated as the average of certain annual contingent payments plus $750 million. As there appears to be a minimum amount that the Company would pay to Merck, please elaborate for us why that amount should not be recognised pursuant to paragraph 14 of IAS 37. In particular, please elaborate on your assertion that the past event is the crystallisation of the obligation on the due dates and, as applicable, the exercise of the First Option, as it is unclear why a present legal obligation had not resulted from the execution of the arrangements with Merck.

Although the combined calculated amounts are subject to a minimum amount in aggregate, it is possible for there to be a net payment to us (as opposed to from us) should the Appraised Value be sufficiently large and neither Merck nor we exercise the First Option. We do not believe it is appropriate to recognise the fixed amount of $750 million because the contract is executory and neither we nor Merck have performed any of our obligations under the Termination Arrangements.

•	According to disclosures on page 117, the Partial Retirement payment will be in 2008 and that the aforementioned average annual contingent payments are from 2005 and 2007. Based on this, at least by December 31, 2007, it would appear that a reliable estimate could be made of the amount of this obligation and the payment would appear to be probable as of then, if not earlier. Please elaborate why it would be appropriate to wait to recognise the Partial Retirement only when paid in 2008, as opposed to by December 31, 2007, and how this would comply with paragraph 14(a).

We agree that an accurate estimate of the amount to be paid under the Partial Retirement can be made at 31 December 2007. However, as the Termination Arrangements are executory contracts it would not be appropriate to recognise the payment at 31 December 2007 as the benefits that will accrue to us from Merck relinquishing their interests will come under our control only when the payments are made. For example, we will continue to make contingent payments in 2008 on the products covered by the Partial Retirement up to the point the Partial Retirement takes place.

•	On page 117, you disclose that there will be a True-Up of the Advance Payment in 2008 and the amount is based on: (a) a multiple of average certain annual contingent payments from 2005 to 2007 plus (b) other defined amounts totalling $912 million, reduced by (c) the Appraisal Value to be calculated in 2008 and (d) the Advance Payment at its undiscounted amount of $2.8 billion. Please clarify whether the Appraisal Value will be calculated in a quarter during 2008 prior to when the True-Up will be paid and, if so, why it would be appropriate to wait to recognize the True-Up until when it is paid. Based on your disclosures, it would appear that the True-Up payment is probable and that a reliable estimate could be made no later than when the Appraisal Value is calculated. Please address the criteria in paragraph 14(a).

(Please note that in arriving at the True-Up amount, the amount paid under the Partial Retirement is also deducted.)

The Appraised Value will be calculated by an independent expert (who will base the calculation on forecasts submitted then and who will define such assumptions as the discount rate to be used) in 2008 shortly before the True-Up is paid and it is at this point that a reliable estimate can be made. The completion of the calculation and payment are unlikely to be in different quarters. In any event the Termination Arrangements are executory contracts and, as such, the payment and resulting intangible assets would only be recognised on Merck and ourselves performing our obligations to make payments and surrender rights over products.

We trust these responses provide you with the information you require. However, should you require further information or clarifications, please do not hesitate to contact Bill Hicks, Director of External Financial Reporting, on +44 1625 517294 in the first instance or Paul Kenyon, Group Financial Controller on +44 207 304 5059 or me, on +44 207 304 5123.

Yours sincerely,

/s/ JR Symonds

JR Symonds Chief Financial Officer